EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT:	ASM
TSX-V:	ASM
FSE:	GV6

October 16, 2017

AVINO ANNOUNCES Q3 2017 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (NYSE-American: ASM; TSX.V: ASM; “Avino” or the “Company”) announces third quarter 2017 production results from its Avino property near Durango, Mexico.

Consolidated Production Highlights for Third Quarter 2017 (Compared to Third Quarter 2016)

•	Silver equivalent production increased by 17% to 760,756 oz*
•	Gold production increased by 47% to 2,673 oz
•	Silver production decreased by 10% to 368,456oz
•	Copper production increased by 6% to 1,106,305 lbs

* For comparison purposes, the silver equivalent ratio has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“We are pleased to report a strong quarter and that we are on pace to reach our budgeted production targets for 2017.

Our expansion is on schedule and I’d like to thank our hard-working staff, both in Mexico and Canada, for their efforts.”

David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd.

Consolidated Third Quarter 2017 Production Highlights

Comparative production results from the third quarter 2017 and the third quarter 2016 are presented below:

	Q3 2017	Q3 2016	% Change
Total Silver Eq. Produced (oz) calculated*	760,756	649,831	17%
Total Gold Produced (oz) calculated	2,673	1,813	47%
Total Silver Produced (oz) calculated	368,456	410,908	-10%
Total Copper Produced (Lbs) calculated	1,106,305	1,045,091	6%

__________

* For comparison purposes, the silver equivalent ratio for Q3 2017 has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Announces Q3 2017 Production Results

News Release – October 16, 2017

Avino Mine Third Quarter 2017 Production Results

Comparative figures for the third quarter 2017 and the third quarter 2016 for the Avino Mine are as follows; production figures for the third quarter 2017 include production from Mill Circuit 2 and Mill Circuit 3:

	Q3 2017	Q3 2016	Quarterly Change %	2017 YTD	Notes
Tonnes Mined	119,317	116,154	3%	351,239	1
Underground Advancement (m)	832	866	-4%	2,250	1
Mill Availability (%)	98	96	2%	97
Total Mill Feed (dry tonnes)	117,862	111,042	6%	351,802	2
Feed Grade Silver (g/t)	66	71	-6%	68	4
Feed Grade Gold (g/t)	0.70	0.47	49%	0.58	4,5,6
Feed Grade Copper (%)	0.48	0.48	0%	0.47	4
Recovery Silver (%)	85%	85%	0%	85%	5
Recovery Gold (%)	70%	58%	21%	69%	5,6
Recovery Copper (%)	88%	89%	-1%	89%	5
Copper Concentrate (dry tonnes)	2,491	2,362	5%	7,501
Copper Concentrate Grade Silver (kg/t)	2.66	2.83	-6%	2.70	6
Copper Concentrate Grade Gold (g/t)	23.07	12.81	80%	18.59	6
Copper Concentrate Grade Copper (%)	20.15	20.07	0%	19.74	6
Total Silver Produced (kg)	6,634	6,681	-1%	20,234	3
Total Gold Produced (g)	57,448	30,250	90%	139,421	3
Total Copper Produced (Kg)	501,812	474,046	6%	1,480,692	3
Total Silver Produced (oz) calculated	213,282	214,785	-1%	650,530	3
Total Gold Produced (oz) calculated	1,847	973	90%	4,482	3
Total Copper Produced (Lbs) calculated	1,106,305	1,045,091	6%	3,264,363	3
Total Silver Equivalent Produced (oz) calculated*	542,846	396,397	37%	1,494,245	3

_________

*For comparison purposes, the silver equivalent ratio for Q3 2017 has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Announces Q3 2017 Production Results

News Release – October 16, 2017

Third Quarter 2017 Highlights

1.	Tonnage mined increased by 3% whereas underground development metres decreased by 4%. The increase in mined tonnage was due to a switch to slashing on the mineralized zones on levels 12 to 14 in favour of more development metres to facilitate easier access to mill feed.
2.	Processed tonnage increased as Circuit #2 was used exclusively for treating Avino material during Q3 2017, which resulted in tonnage processed increasing by 6%.
3.	Gold and copper production increased by 90% and 6% respectively, while silver production decreased slightly by 1%. The net result was an increase of 37% in silver equivalent production.
4.	There was no change in the copper feed grade while the gold feed grade increased by 49% and the silver feed grade decreased by 6%.
5.	Gold recovery increased by 21% due to higher gold feed grade. There was no change to the silver recovery and copper recovery decreased slightly by 1%.
6.	The higher gold feed grade and higher recovery resulted in an increase of 80% in the gold grade of the copper concentrate. There was no change to the copper grade, while the silver grade decreased by 6%.

San Gonzalo Mine Third Quarter 2017 Production Highlights

Comparative figures for the third quarter 2017 and the third quarter 2016 for the San Gonzalo mine are as follows:

	Q3 2017	Q3 2016	Quarterly Change %	YTD 2017	Notes
Tonnes Mined	18,450	30,050	-39%	62,947	1
Underground Advancement (m)	747	1,089	-31%	2,667	1
Mill Availability (%)	97	94	3%	95
Total Mill Feed (dry tonnes)	20,338	26,989	-25%	60,579	2,4,5
Feed Grade Silver (g/t)	281	272	3%	262	3,4
Feed Grade Gold (g/t)	1.55	1.30	19%	1.31	3,4
Recovery Silver (%)	85%	83%	2%	83%	3
Recovery Gold (%)	82%	75%	9%	78%	3
Bulk Concentrate (dry tonnes)	851	923	-8%	2,276	5
Bulk Concentrate Grade Silver (kg/t)	5.67	6.61	-14%	5.79	5
Bulk Concentrate Grade Gold (g/t)	30.21	28.34	7%	27.06	5
Total Silver Produced (kg)	4,826	6,100	-21%	13,188	4
Total Gold Produced (g)	25,698	26,152	-2%	61,603	4
Total Silver Produced (oz) calculated	155,174	196,123	-21%	423,996	4
Total Gold Produced (oz) calculated	826	841	-2%	1,981	4
Total Silver Equivalent Produced (oz) calculated*	217,910	253,434	-14%	569,328	4

_________

*For comparison purposes, the silver equivalent ratio for Q3 2017 has been calculated using metal prices of $17.45 oz Ag, $1,316 oz Au and $2.99 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Avino Announces Q3 2017 Production Results

News Release – October 16, 2017

Third Quarter 2017 Highlights

1.

Tonnage mined and underground advancement decreased by 39% and 31% respectively, compared with the corresponding quarter of the previous year. This was due to fewer targets for mine development and limited ramp access due to the ongoing exploration drilling program.

2.	Tonnage processed decreased by 25% as Circuit #2 was used exclusively for the treatment of Avino mine material.
3.	Silver and gold feed grades increased by 3% and 19% respectively, while the silver recovery improved by 2% and gold recovery by 9%.
4.

Silver and gold production decreased by 21% and2% respectively, resulting in 14% fewer silver equivalent ounces produced for the quarter. Higher feed grades and recoveries were not large enough to offset the impact of the lower tonnage processed.

5.	The lower tonnage processed also resulted in 8% fewer tons of concentrate. The silver grade in the concentrate decreased by 14% while the gold increased by 7%.

Zinc Circuit

Testing of this circuit continued during the quarter, and approximately 150 tonnes of low quality zinc concentrate was produced. The grade of this material was approximately 21% zinc, 1700g/t silver and 8.5g/t gold. Some of this product has been sold and, as long as there is a buyer, testing of this circuit will continue. The zinc circuit results are not included in the above production table for San Gonzalo.

Quality Assurance/Quality Control

Mill assays are performed at the Avino’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. All concentrate shipments are assayed by one of the following independent third party labs: AHK, Inspectorate in the UK, and LSI in the Netherlands.

Qualified Person(s)

Avino's Mexican projects are under the supervision Jasman Yee, P.Eng, Avino director, who is a qualified person within the context of National Instrument 43-101. He has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Avino Announces Q3 2017 Production Results

News Release – October 16, 2017

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.